Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Max Capital Group Ltd.:

We consent to the use of our reports dated February 19, 2009, with respect to the consolidated balance sheets of Max Capital Group Ltd. as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, change in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated by reference in this registration statement on Form S-4 of IPC Holdings, Ltd. and to the reference to our firm under the heading “Experts” herein.

(signed) KPMG

Hamilton, Bermuda

April 13, 2009